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                                  Filed By: Encore Marketing International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company: LifeMinders, Inc.
                                                  Commission File No.: 000-28133


        THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. LIFEMINDERS, INC. STOCKHOLDERS ARE URGED TO READ THE VARIOUS FILINGS OF LIFEMINDERS, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE ACQUISITION PROPOSAL (AS DEFINED BELOW) AND THE RELATED TRANSACTIONS DESCRIBED BELOW. SHARES OF THE CAPITAL STOCK OF ENCORE MARKETING INTERNATIONAL, INC. ARE CURRENTLY NOT REGISTERED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THEREFORE ENCORE MARKETING INTERNATIONAL, INC. DOES NOT FILE REPORTS OR OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION. IF AND WHEN A REGISTRATION STATEMENT IS FILED IN CONNECTION WITH THE ACQUISITION PROPOSAL WITH THE SECURITIES AND EXCHANGE COMMISSION, INFORMATION ABOUT ENCORE MARKETING INTERNATIONAL, INC. WILL BE INCLUDED THEREIN.

        On October 1, 2001, Encore Marketing International, Inc. ("Encore") issued a press release announcing an acquisition proposal (the "Acquisition Proposal") pursuant to which Encore would acquire LifeMinders, Inc. ("LifeMinders") through a merger of Encore with and into LifeMinders, Inc. A copy of the press release dated October 1, 2001, pertaining to the Acquisition Proposal is being filed as Exhibit A to this report, and is incorporated herein by reference.

        On September 28, 2001 Encore delivered to LifeMinders a letter reflecting the terms of the Acquisition Proposal. A copy of the letter dated as of September 28, 2001, presented to LifeMinders is being filed as Exhibit B to this report, and is incorporated herein by reference.

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements can be identified by use of forward-looking language such as "may," "should," "believes," "expects," "anticipates," "estimates," "intends," "projects," "goals," "objectives," or other similar expressions. The combined corporation's actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements.

        Although Encore believes that the expectations reflected in such forward-looking statements are reasonable, such forward-looking statements involve certain risks and


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uncertainties, including a variety of factors that may cause the combined corporation's actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to: (i) the expected cost savings from the merger may not be fully realized; (ii) revenues following the merger may be lower than expected, or operating costs or membership loss and business disruption following the merger may be greater than expected; (iii) costs or difficulties related to the integration of the business of Encore and LifeMinders may be greater than expected or the perceived synergies between Encore and LifeMinders may not exist or be as great as anticipated; (iv) possible changes in consumer spending and saving habits could have an effect on the ability to grow the combined corporation's membership and retain its current members; (v) new competitors in the combined corporation's markets may increase competitive pressures; or (vi) the ability of the combined corporation to attract new clients, and retain existing clients, who provide access to potential new members may not be as significant as expected.




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                                                                       EXHIBIT A


FOR IMMEDIATE RELEASE              Contact: Steve Klein
                                            Encore Marketing International, Inc.
                                            (301) 459-8020
                                            sklein@encoremarketing.com



     ENCORE MARKETING INTERNATIONAL REVISES ACQUISITION BID FOR LIFEMINDERS
      Revision increases cash portion by nearly $3 million for a total of $34.9 million in cash plus 26% of the common stock

LANHAM, MARYLAND (October 1, 2001) - Based on discussions with shareholders of Lifeminders, Encore Marketing International, Inc., announced today the delivery of an offer letter that increases the cash component of its bid to acquire LifeMinders.

The new acquisition proposal was delivered to the LifeMinders Board of Directors on September 28, 2001, and proposed a stock and cash merger transaction currently valued by Encore at $2.311 per LifeMinders share, or an aggregate consideration of approximately $64,009,000. The new proposal provides for consideration of $1.262 per share in cash and $1.049 per share in publicly registered NASDAQ listed stock of the surviving company. In aggregate, this amounts to $34,948,914 in cash and approximately 26.16% of the outstanding common stock of the surviving corporation for all of the shares of Lifeminders common stock.

"We believe that this proposal to LifeMinders further enhances the superiority of our bid to any the company has on the table by providing shareholders with significantly more cash, which we understand is a desire of the shareholders," said Steve Klein, President of Encore. "Our hope is that the LifeMinders Board of Directors would now direct management to meet with us and seriously consider our offer. "

Encore's offer, when compared with Cross Media's consideration, provides shareholders with approximately $10,948,914 or $0.395 per share more in cash and a 26.16% equity ownership in the surviving entity.

"Encore has over 20 years of experience in direct marketing, a clean capital structure with virtually no debt, and multiple channels for distribution of its products. We feel these attributes compare very favorably against Cross Media," said Klein.

 "We are fully confident that if we were able to meet with the management of LifeMinders we would compare very positively with Cross Media and their bid," said Klein. "Encore provides a stable platform with partnerships and affinity relationships with some of the largest financial institutions in the country."



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As part of its proposal, Encore would be merged with LifeMinders, and
LifeMinders would be the surviving corporation. The shares of the surviving corporation will continue to be listed on the Nasdaq National Market and be publicly traded from the date the merger occurs. However, the latest Encore offer indicated a willingness to be flexible with respect to the structure of a transaction, again to be responsive to shareholder interests.

ABOUT ENCORE MARKETING INTERNATIONAL

Encore is a designer and leading direct marketer of innovative affinity and membership programs. Encore's fee-based discount membership clubs are marketed to customers through direct mail, telephone, the Internet and direct response television. Encore is a primarily management-owned and operated company that was founded in 1978 and is headquartered in Lanham, Maryland. Encore has a customer service center in Blue Ridge Summit, Pennsylvania, as well as small regional offices in five cities across the United States.

                     - - - - - - - - - - - - - - - - - - - -


In the event Encore and LifeMinders enter into a definitive merger agreement, Encore and LifeMinders will file with the SEC a registration statement at a date or dates subsequent hereto to register shares of the surviving corporation to be issued in the transaction proposed by Encore, and which shall contain a proxy statement-prospectus to be used by LifeMinders in connection with its solicitation of stockholder approval for the transaction proposed by Encore, as well as other relevant documents concerning the proposed transaction.

LifeMinders stockholders will be urged to read the registration statement and the proxy statement-prospectus regarding the proposed transaction if, and when, they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

If and when a registration statement becomes available, stockholders of LifeMinders will be able to obtain a free copy of the proxy statement-prospectus included in the registration statement, as well as other filings containing information about LifeMinders, at the SEC's Internet site (http://www.sec.gov). Shares of the capital stock of Encore are currently not registered under the Securities Exchange Act of 1934, as amended, and therefore Encore does not file reports or other information with the SEC. If and when a registration statement is filed with the SEC, information about Encore will be included therein. Copies of the proxy statement-prospectus and the SEC filings that will be incorporated by reference in the proxy statement-prospectus (if and when available) can also be obtained, without charge, by directing a request to: Encore, Steve Klein, Encore Marketing International, Inc., 4501 Forbes Boulevard, Lanham, Maryland 20706 (301-459-8020) or to LifeMinders, Allison Abraham, LifeMinders, Inc., 13530 Dulles Technology Drive, Suite 500, Herndon, Virginia 20171 (703-885-1315).



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If LifeMinders and Encore enter into a definitive merger agreement, approval of
LifeMinders' stockholders would be required for the transactions contemplated by such an agreement. LifeMinders, Encore and their respective officers and directors may be deemed to be participants in the solicitation of proxies from LifeMinders' stockholders with respect to the approval of the transactions contemplated by a merger agreement. Information regarding the officers and directors of both LifeMinders and Encore will be set forth in a proxy statement-prospectus that would be filed on a registration statement with the SEC in connection with the transactions contemplated by such a definitive merger agreement.


                                       ###




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                                                                       EXHIBIT B


              [LETTERHEAD OF ENCORE MARKETING INTERNATIONAL, INC.]



Board of Directors                                            September 28, 2001
LifeMinders, Inc.
13530 Dulles Technology Drive
Suite 500
Herndon, Virginia 20171

        Attention:   Jonathan Bulkeley
                     Chairman and Chief Executive Officer


Dear Jonathan:

        We would like to submit a revised proposal for a proposed merger between LifeMinders, Inc. ("LifeMinders") and our company. This is in furtherance to the proposals we submitted to you on August 22, 2001 and August 31, 2001, and further demonstrates our commitment to successfully combining our two companies.

        We propose to merge Encore Marketing International, Inc. ("EMI") into LifeMinders, with LifeMinders as the surviving corporation (the "Merger"). The stockholders of LifeMinders will receive a combination of cash and shares of common stock of the surviving corporation.

        The consideration we are offering has a total value of $2.311 for each share of LifeMinders common stock (assuming 27.7 million fully diluted shares outstanding) and $64,009,000 for all of the shares of LifeMinders common stock. The cash portion of the proposal is $34,948,914. The stock portion of the consideration would provide the LifeMinders' stockholders with approximately 26.16% of the outstanding common stock of the surviving corporation upon consummation of the Merger. Our proposal will also allow the stockholders of LifeMinders to elect to receive up to 80% of the aggregate consideration for the Merger in common stock of the surviving corporation. We value EMI for purposes of this proposal at $82 million, resulting in a per share value of $2.311 for the surviving corporation.

        Our proposal assumes that at the effective date of the Merger, LifeMinders will have cash on hand of not less than $49,000,000, net of all payables and accrued expenses, of which $34,948,914 would be paid to the LifeMinders' stockholders. In the event that LifeMinders has less than $49,000,000 in net cash on hand at the closing, our proposal would decrease the amount of cash that would be received by the LifeMinders' stockholders and the aggregate consideration on a dollar-for-dollar basis. Our proposal



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also provides that each of the options to purchase LifeMinders common stock held by any employee of LifeMinders pursuant to any stock option plan will be converted into options to purchase shares of the surviving entity's common stock.

        The above proposal also assumes that Lifeminders has approximately 5 million active names at the time of closing. For these purposes, a name is active if the user has opened an email sent by Lifeminders within the last 90 days.

        Shares of common stock of the surviving corporation issued in the Merger will be registered with the Securities and Exchange Commission and will be quoted on the Nasdaq. A full description of the terms of the proposal is set forth in Appendix A which will come under separate cover.

        We realize that certainty of execution of a merger transaction with us is very important to you. Therefore we are willing to be flexible with respect to the structure of a merger transaction between our two companies to expedite and ensure the closing of the merger transaction. For example, in addition to what we have proposed, we are willing to discuss a structure where LifeMinders will pay a special dividend (equal to the aggregate amount of the cash portion of our proposal) to its stockholders immediately prior to the closing date of the merger and on the closing date Encore's stockholders will exchange their shares of Encore common stock for the appropriate amount of shares of LifeMinders common stock as a result of the merger. We also would discuss a potential structure where Encore would acquire Lifeminders, and the company would remain privately held. Under this scenario the stock and cash components of our offer would remain the same.

        In any case, we understand the need to quickly execute an agreement and consummate a transaction is of utmost importance to you and we only suggest these alternative structures to show our flexibility should we have the opportunity to discuss a merger transaction with you and LifeMinders Board of Directors. We also are prepared to close on the structure that we have currently proposed



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        We are prepared, at your earliest convenience, to discuss with you any issues or concerns you may have, and to negotiate and finalize a definitive merger agreement, substantially in the form that you executed with Cross Media Marketing Corporation.

        We look forward to our discussions.


                                            Sincerely,




                                            Stephen Klein
                                            President
                                            Encore Marketing International, Inc.